Graham Eves

Partner at Evesco

Zeus Motors · University of Cambridge, Magdalene College

Melksham, England, United Kingdom · Contact info

248 connections

Experience

Director
Zeus Motors · Part-time
Jul 2021 - Present · 8 mos
Denver, Colorado, United States

Non Executive Director
iVapps · Part-time
Jul 2021 - Present · 8 mos
St Asaph, Wales, United Kingdom

Chairman
ZERO E TECHNOLOGIES · Part-time
Jan 2021 - Present · 1 yr 2 mos
Denver, Colorado, United States

Non Executive Director
VIRITECH · Part-time
Mar 2021 - Present · 1 yr
MIRA, Nuneaton, United Kingdom

Non Executive Director
Haydale Graphene Industries plc (formerly Innovative Carbon Limited)
Feb 2014 - Present · 8 yrs 1 mo
Ammanford, South Wales

See all 9 experiences